File Number 082-02819

SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

03 NOV 12 AM 7:21

30 September 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com
Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

03037277

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released earlier today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Encl.

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

dlw 11/12

Severn Trent Plc (the "Company") announces that ordinary shares of 65 5/19 pence each in the Company have been purchased on behalf of its non-executive directors. These purchases, made twice a year, form part of the ongoing remuneration arrangements for the non-executive directors.

The details of the current purchases are:-

Name	Date of Purchase	No. of Shares Bought	Price (pence)	Total Shareholding Following this Purchase
E E Anstee	30 September 2003	114	675.5	2,471
T D G Arculus	30 September 2003	438	675.5	11,897
M L Cassoni (Ms)	30 September 2003	114	675.5	454
M C Flower	30 September 2003	114	675.5	1,471
M J Houston	30 September 2003	19	675.5	1,019
J D G McAdam	30 September 2003	114	675.5	471
F A Osborn	30 September 2003	114	675.5	981
C Tritton (Mrs)	30 September 2003	70	675.5	3,154

www.severntrent.com